UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2021

Commission File Number 333-250990

SAWAI GROUP HOLDINGS Co., Ltd.

(Translation of registrant’s name into English)

5-2-30, Miyahara

Yodogawa-ku, Osaka 532-0003

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SAWAI GROUP HOLDINGS Co., Ltd.

By:	/s/ Yoshiki Sakurai_____________________
Name:	Yoshiki Sakurai
Title:	Executive Officer, Group Chief Financial Officer and General Manager of Group Financial Department

Date: August 5, 2021

Financial Summary for First Quarter of FY2021

(IFRS)

August 5, 2021

Company Name: Sawai Group Holdings Co., Ltd.

Stock Code Number (Japan): 4887

Listed Stock Exchange: Tokyo Stock Exchange

URL: https://www.sawaigroup.holdings

Representative: Kazuhiko Sueyoshi, President and Representative Director

Contact Person: Yoshiki Sakurai, Executive officer and Group Chief Financial Officer Tel: +81-6-6105-5818

Filing Date of Quarterly Report:: August 5, 2021

Scheduled Date of Dividends Payment commencement: N/A

Supplemental Materials for the financial results: Yes

IR Conference on the financial Results: Scheduled (for institutional investors and analysts)

(Amount are rounded to the nearest million yen)

1. Financial Highlights for the First Quarter of FY2021(for the three-month period ended June 30, 2021)

(1） Consolidated Operating Results	(% of changes over the same period of the previous year)
Revenue	Operating profit	Profit before tax	Profit for the year	Profit attributable to owners of the Company
Million yen	％	Million yen	％	Million yen	％	Million yen	％	Million yen	％
Three-month Period Ended June 30, 2021	50,486	－	8,483	－	8,433	－	6,380	－	6,307	－
Three-month Period Ended June 30, 2020	－	－	－	－	－	－	－	－	－	－
Note: Comprehensive Income:	Three-month Period Ended June 30, 2021: 6,174 million <( - %)>	Three-month Period Ended June 30, 2020:- million <( - %>)

Basic earnings per share	Diluted earnings per share
Yen	Yen
Three-month Period Ended June 30, 2021	144.03	143.93
Three-month Period Ended June 30, 2020	－	－
Note: Comparative information is not disclosed since the company was established on April 1, 2021 through a sole-share transfer.

(2) Consolidated Financial Position

	Total assets	Total equity	Equity attributable to owners of the Company	Ratio of equity attributable to owners of the Company to total assets
	Million yen	Million yen	Million yen	％
As of June 30, 2021	392,471	244,077	221,558	56.5
As of March 31, 2021	－	－	－	－
Note: Comparative information is not disclosed since the company was established on April 1, 2021 through a sole-share transfer.

2. Cash Dividends

Dividends per share
	End of first quarter	End of second quarter	End of third quarter	Year-end	Total
	Yen	Yen	Yen	Yen	Yen
For the Fiscal Year Ended June 30, 2021	－	－	－	－	－
For the Fiscal Year Ended June 30, 2020	－
Notes: Revision to the cash dividend estimates since the latest announcement : No

Note: Comparative information is not disclosed since the company was established on April 1, 2021 through a sole-share transfer.

Additional Information

(1) Material changes in subsidiaries during this period: N/A

(2) Changes in accounting policies and accounting estimates
(i) Changes in accounting policies required by IFRS: N/A
(ii) Changes in accounting policies other than (i): N/A
(iii) Changes in accounting estimates: N/A

(3) Number of shares issued and outstanding (common stock)

(i) Number of shares issued and outstanding (including treasury stock) at the end of each period:

       June 30, 2021: 43,791,339 shares

   March 31, 2021: N/A
(ii) Number of treasury stock at the end of each period:

   March 31, 2021: 237 shares

   March 31, 2021: N/A
(iii) Average number of shares issued and outstanding in each period:

   Three-month period ended June 30, 2021:43,791,142 shares,

   Three-month period ended June 30, 2020: N/A

Note:Comparative information is not disclosed since the company was established on April 1, 2021 through a sole-share transfer.

This financial summary is not subject to audit by certified public accountants or audit firms.

Cautionary Statement with Respect to Forward-Looking Statements, and Other Information

The year-end earnings conference for institutional investors and analysts is scheduled on August 5, 2021. Presentation and related materials of the conference will be promptly posted on our website.

Attachment Index

1.		Financial Highlights for the Three-month Period Ended June 30, 2021	2
	(1)	Operating Results	2
	(2)	Financial Position	5
	(3)	Cash Flow	5
2		Condensed Quarterly Consolidated Financial Statements and Selected Notes	6
	(1)	Condensed Quarterly Consolidated Statements of Income and Condensed Quarterly Consolidated Statement of Comprehensive Income	7
	(2)	Condensed Quarterly Consolidated Statements of Financial Position	8
	(3)	Condensed Quarterly Consolidated statements of Changes in Equity	10
	(4)	Condensed Quarterly Consolidated Statements of Cash Flows	11
	(5)	Selected Notes to Condensed Quarterly Consolidated Financial Statements	12
		(Significant Uncertainty Regarding Going Concern Assumption）	12
		(Key Accounting Policies）	12
		(Segment Information)	12

1．Financial Highlights for the Three-month Period Ended June 30, 2021

Sawai Group Holdings Co., Ltd. (the “Company”) was established on April 1, 2021 through a sole-share transfer from Sawai Pharmaceutical Co., Ltd. Because it was a transaction under common control, there is no substantial change in the scope of the consolidated financial statements. Accordingly, the Company prepares the condensed quarterly consolidated financial statements for the three-month period ended June 30, 2021 with the comparative information being derived from the condensed quarterly consolidated financial statements of Sawai Pharmaceutical Co., Ltd. for the three-month period ended June 30, 2020 and the consolidated financial position of Sawai Pharmaceutical Co., Ltd. as of March 31, 2021.

(1) Operating Results

The Company and subsidiaries (collectively, “Sawai”) has adopted International Financial Reporting Standards (“IFRSs”) since the year ended March 31, 2018, in order to increase the international comparability of its financial information within the capital market.

During the three-month period ended June 30, 2021, revenue increased to JPY 50,486 million (by 14.9%), operating profit increased to JPY 8,483 million (by 23.3%), profit before tax increased to JPY 8,433 million (by 23.8%), and profit attributable to owners of the Company increased to JPY 6,307 million (by 15.3%) compared to the three-month period ended June 30, 2020.

(Millions of yen, except percentages)
	Three-month period ended June 30, 2020	Three-month period ended June 30, 2021	Change	Change (%)
Revenue	43,942	50,486	6,544	14.9
Operating profit	6,881	8,483	1,602	23.3
Profit before tax	6,814	8,433	1,619	23.8
Profit attributable to owners of the Company	5,470	6,307	837	15.3

In May 2021, Sawai announced its long-term vision, “Sawai Group Vision 2030,” and its medium-term business plan, “START 2024,” which contains the operating plan through the fiscal year ending March 2024. “Sawai Group Vison 2030” defines the corporate image to be achieved by 2030 as: “The world we want to build: A world where more people receive healthcare services and live a full life with peace of mind among society”; and “Our ideal state: A company with a strong presence that continues to contribute to people’s health by providing a multifaced mix of products and services based on scientific evidence that meets individual needs.” Additionally, our long-term vision identifies the “expansion of shares in the Japanese generics market”, “business investment for future growth in the US”, and “cultivation of new growth areas” as the plan’s three core targets. As per START 2024, Sawai will increase sales of new products and strengthen stable supply capabilities in the generics sector along with increasing investments in new sectors specifically the digital medical devices, orphan drugs (ALC, etc.), and health food businesses.

(i) Japan Business Segment

In the Japan Business segment, the Cabinet approved the “Basic Policy for Economic and Fiscal Management and Reform 2017: Improving Productivity Through Investment in Human Resources,” in June 2017, which seeks to realize the 80% use of generic drugs by September 2020. To achieve this goal, the Cabinet approved the “Basic Policy on Economic and Fiscal Management and Reform 2019 – A New Era of Reiwa: Challenges toward Society 5.0” (Basic Policy 2019) in June 2019, which states that: “With regard to the promotion of the use of generic drugs, while ensuring stable supply and greater reliability of quality, the government will continue to strive to realize the 80 percent use of generic drugs by September 2020, strengthening incentives.” Moreover, to promote the use of generic drugs, the April 2020 revisions introduced measures to further incentivize pharmacies and medical institutions to dispense or prescribe a higher percentage of drugs using the generic names of the active ingredients, as opposed to original drugs which are often called by their brand names. As a result, the share of generic drugs was expanded to as much as 78.3% in September 2020, according to the (preliminary) price list survey conducted by the Japanese government.

Under such circumstances, there has been supply uncertainty in generic drugs as a whole, as a result of adverse health effects arising from medicines manufactured by a second-tier generic drug company, as well as violations of the “Act on Securing Quality, Efficacy and Safety of Products Including Pharmaceuticals and Medical Devices” by a major generic drug company. Therefore, in the “Basic Policy on Economic and Fiscal Management and Reform 2021” (the “Framework Policy”) approved by the Cabinet in June 2021, the new goals for generic drugs were set to ensure the quality of generic drugs and the reliability of their stable supply with the public and private sectors collaborating to strengthen manufacturing control systems, tighten supervision of manufacturing facilities, and conduct quality verification inspections of products distributed in the market. At the same time, it targeted to increase the volume and share of generic drugs to more than 80 percent in all prefectures by the end of fiscal year ending March 2024.

On the other hand, Sawai has experienced downward pressure on prices at an accelerated rate. This is attributable to the consecutive revisions to the drug pricing list, a one-off decrease in October 2019 associated with an increase in the Japanese consumption tax rate, followed by the consecutive annual revision in April 2020 and April 2021.

Within this environment and under our medium-term business plan titled, “START 2024,” Sawai, as the leading generic company in Japan, is working to reinforce the quality control system, increase sales of new products, and strengthen our capability to provide a stable supply in order to contribute the restoration of trust in the generic industry as well to achieve our mid-term target of “expansion of shares in the Japanese generics market”.

In terms of quality control, although there have been critical Good Manufacturing Practice (GMP) violations by certain companies in the generic drug industry, we, as the leader in this industry, have minimized quality-related risks by taking measures such as ensuring the quality of Active Pharmaceutical Ingredients (APIs) in compliance with GMP, implementing a quality control system through ongoing confirmation of GMP compliance at manufacturing facilities, and adopting manufacturing and quality control measures based on the Pharmaceutical Inspection Convention and Pharmaceutical Inspection Co-operation Scheme (PIC/S-GMP), a non-binding, informal co-operative arrangement between Regulatory Authorities in the field of GMP of medicinal products for human or veterinary use. Furthermore, to ensure that medical professionals are able to use our products comfortably, we disclosed the names of all the manufacturing subcontractors and active pharmaceutical ingredient suppliers and dates of audit performed over their operations as well as released a video introducing Sawai’s efforts to improve quality control in June 2021.

In terms of our production and supply systems, we are pursuing even higher efficiency and lower costs to further accommodate growing demand and declining supply for generic drugs through utilizing the unique characteristics of each of the six factories scattered across Japan.

In terms of product development and marketing, we launched 8 generic drugs with 23 strengths, including “Eszopiclone tablets,” in June 2021.

Furthermore, we began collaborating with Integrity Healthcare Co., Ltd. in the field of personal health records (PHR) from May 2021, as PHR has become more important with the rapid growth and spread of online medical consultations. From now, Sawai will sell the “Smart One Health,” a PHR management system that Integrity Healthcare developed under the Sawai brand, making Integrity Healthcare an OEM. Also, as a service that contributes to the prevention and treatment of chronic diseases, primarily lifestyle-related diseases, we plan to provide various solutions for medical institutions, companies, health insurance unions, and local governments through the management and sharing of PHR data.

For our COVID-19 countermeasures, we have established a Crisis Management Office based on the Rules on Crisis Management and the Disaster BCP in February 2020 and have taken steps to prevent infection by strengthening internal office ventilation and disinfection and ensuring that employees maintain hand hygiene, wear masks, and undertake temperature screenings. We also have mandated web-based meetings and revised internal rules regarding long-distance business trips, as well as modifying work policies to accommodate to flex time, staggering work hours, and implementing work-from-home, while continuing to operate each plant in Japan and to ensure a stable supply of products. Under the Government of Japan’s state of emergency, our medical representatives (MR) have refrained from visiting medical institutions and shifted to utilize digital technology to provide services. If the impacts of the pandemic were to be prolonged, among other things, it is expected to affect the supply of pharmaceuticals due to stagnation of raw material imports and logistics, the demand for pharmaceuticals due to the restraints on patient consultations, and the restrictions on sharing pharmaceutical information. As a company primarily manufacturing and selling pharmaceuticals, we continue to adopt measures that prevent infections and maintain a stable supply of pharmaceuticals, which are essential to people’s lives and health.

As a result, the segment reported net sales of JPY 43,487 million (23.7% increase compared to the same period of the previous year), and segment profit of JPY 8,091 million (23.6% increase compared to the same period of the previous year).

(ii) U.S. Business Segment

We have entered the U.S. market by acquiring Upsher-Smith Laboratories, LLC (USL) in May 2017. As per the medium-term business plan, “START 2024,” Sawai will make investments towards our future growth in the U.S business segment with “contribution to sales by promoting sales of existing brand drugs and generics”, “further expansion of product lineup mainly in niche generics”, and “strengthening of product pipeline with high complexity and product lineup in cooperation with Sawai Pharmaceutical” as growth drivers. To accelerate our growth strategy in the U.S. Business segment, we will be working closely with Sumitomo Corporation of the Americas, a U.S. subsidiary of Sumitomo Corporation who owns a 20% interest in USL.

In the U.S. generic drug market, generic drug prices constantly declined although there were some signs of recovery observed recently. These events are plausibly the result of the three major purchasing groups holding approximately 90% of the market share, with the formation of alliances amongst wholesalers and pharmacies, and also the high number of approvals for Abbreviated New Drug Applications (ANDA) by the U.S. Food and Drug Administration (FDA). For USL, the COVID-19 pandemic’s negative impact, which has been affecting the sales of Tosymra, acquired in 2019, have lessened, and the quantities of sales of Tosymra are showing signs of recovery. However, the business environment remains challenging from increasing competition in the generic market, as seen in the introduction of generics to our core branded product, Qudexy.

Given the surrounding environment, we expanded our product offerings by launching two generic drugs, “Moxifloxacin Ophthalmic Solution” and “Isotretinoin Capsules,” released in May 2021 and June 2021, respectively.

In April 2021, USL sold and leased back its factory in Denver, Colorado, intending to gradually transfer its manufacturing operation to the newly built factory at USL’s headquarter in Minnesota, in order to improve quality control and production efficiency.

In early March 2020, USL established, COVID-19 Response Team, a cross-departmental response team, to gather a wide-range of information and develop countermeasures. Apart from certain employees who are essential for on-site operations such as those in manufacturing and R&D departments, USL transitioned to telework, implemented measures to prevent the spread of infection among employees, introduced other human resource measures, and switched to technology-based sales activities. However, vaccination of the Covid-19 vaccines have been progressing steadily in the U.S., and economic activities are on the verge of returning at the normal level. Although the pandemic has discouraged patients from seeking medical assistance and restricted business activities, USL continues to adopt measures that prevent infection and maintain a stable supply system for the pharmaceutical products, which are essential to maintaining people’s life and health.

As a result, the segment reported net sales of JPY 6,999 million (20.3% decrease compared to the same period of the previous year) and segment profit of JPY 392 million (17.7% increase compared to the same period of the previous year).

(2) Financial Position

Assets

As of June 30, 2021, current assets amounted to JPY 205,334 million, a decrease of JPY 340 million from March 31, 2021, that was primarily due to a decrease in trade and other receivables (JPY 4,441 million) and an increase of cash and cash equivalents (JPY 3,504 million). Non-current assets as of June 31, 2021 was JPY 187,137 million, a decrease of JPY 530 million from March 31, 2021, primarily due to an increase of property, plant and equipment (JPY 1,104 million), offset by an amortization of intangible assets (JPY 1,467 million). Total assets as of June 30, 2021 was JPY 392,471 million, a decrease of JPY 870 million compared to the balance as of March 31, 2021.

Liabilities

As June 30, 2021, current liabilities amounted to JPY 87,295 million, an increase of JPY 6,843 million from March 31, 2021. The increase was due to decrease in trade and other payables (JPY 2,748 million) and increase in bonds and borrowings (JPY 11,414 million) mainly as a result of reclassification from non-current liabilities of bonds that are to be matured on June 2022. Non-current liabilities as of June 30, 2021 was JPY 61,099 million, a decrease of JPY 11,040 million from March 31, 2021, primarily due to the reclassification of bonds to current liabilities described above and other factors leading to a JPY 10,770 million decrease in bonds and borrowings. Total liabilities as of June 30, 2021, was JPY 148,394 million, a decrease of JPY 4,197 million compared to the balance as of March 31, 2021.

Equity

Total equity as of June 30, 2021 was JPY 244,077 million, an increase of JPY 3,327 million compared to the balance as of March 31, 2021, primarily because of net profit for the three-month period ended June 30, 2021, offset by dividend payments and unfavorable exchange effects. As a result, ratio of equity attributable to owners of the Company to total assets as of June 30, 2021 became 56.5% (55.5% as of March 31, 2021).

(3) Cash Flow

Cash and cash equivalents as of June 30, 2021 increased by JPY 3,504 million to JPY 57,773 million, compared to the balance as of March 31, 2021.

The results of cash flow for each activity are as follows:

Cash flows generated from operating activities was JPY 10,597 million for the current period (increase of JPY 2,940 million compared to the same period of the previous year) which mainly consists of profit before tax (JPY8,433 million), depreciation and amortization (JPY 4,314 million), decrease in trade and other receivables (JPY4,560 million), decrease in trade and other payables (JPY 1,155 million), increase in refund liabilities (JPY 1,192 million)and income taxes paid (JPY 2,961 million).

Cash flows used in investing activities was JPY 4,451 million for the current period (increase of JPY1,121 million compared to the same period of the previous year) which mainly consists of acquisition of property, plant and equipment (JPY 5,089 million), sales of property, plant and equipment (JPY 2,808 million) and acquisition of intangible assets (JPY 1,986 million).

Cash flows used in financing activities was JPY 2,628 million for the current period (decrease of JPY 466 million compared to the same period of the previous year) which mainly consists of payments of dividend (JPY 2,846 million).

2． Condensed Quarterly Consolidated Financial Statements and Selected Notes

(1) Condensed Quarterly Consolidated Statements of Income and Condensed Quarterly Consolidated Statements of Comprehensive Income

（Condensed Quarterly Consolidated Statements of Income）

Yen in millions (except per share data)
Three-month period ended June 30, 2021
Revenue	50,486
Cost of sales	(31,777)
Gross profit	18,709
Selling, general and administrative expenses	(8,106)
Research and development expenses	(4,185)
Other income	2,067
Other expenses	(2)
Operating profit	8,483
Finance income	68
Finance expenses	(118)
Profit before tax	8,433
Income tax expenses	(2,053)
Profit for the period	6,380
Profit attributable to:
Owners of the Company	6,307
Non-controlling interests	73
Total	6,380
Earnings per share (Yen)
Basic earnings per share	144.03
Diluted earnings per share	143.93

（Condensed Quarterly Consolidated Statements of Comprehensive Income）

Yen in millions
Three-month period ended June 30, 2021
Profit for the period	6,380
Other comprehensive income (loss)
Items that will not be reclassified to profit or loss:
Changes in fair value of financial assets measured at fair value through other comprehensive income	(71)
Items that may be reclassified to profit or loss:
Exchange differences on translation of foreign operations	(135)
Other comprehensive income (loss) for the period, net of tax	(206)
Total comprehensive income for the period	6,174
Total comprehensive income attributable to:
Owners of the Company	6,127
Non-controlling interests	47
Total	6,174

(2) Condensed Quarterly Consolidated Statements of Financial Position

Yen in millions
As of June 30, 2021
Assets
Current assets
Cash and cash equivalents	57,773
Trade and other receivables	65,666
Inventories	78,999
Other financial assets	148
Other current assets	2,748
Total current assets	205,334
Non-current assets
Property, plant, and equipment	85,812
Goodwill	39,258
Intangible assets	53,005
Other financial assets	6,306
Other non-current assets	1,076
Deferred tax assets	1,680
Total non-current assets	187,137
Total assets	392,471

Yen in millions
As of June 30, 2021
Liabilities and equity
Liabilities
Current liabilities
Trade and other payables	47,654
Bonds and borrowings	15,248
Income taxes payable	2,182
Refund liabilities	8,729
Provisions	284
Other financial liabilities	6,747
Other current liabilities	6,451
Total current liabilities	87,295
Non-current liabilities
Bonds and borrowings	55,971
Provisions	674
Other financial liabilities	2,938
Other non-current liabilities	1,458
Deferred tax liabilities	58
Total non-current liabilities	61,099
Total liabilities	148,394
Equity
Share capital	10,000
Capital surplus	73,672
Retained earnings	135,890
Treasury shares	(1)
Other component of equity	1,997
Equity attributable to owners of the Company	221,558
Non-controlling interests	22,519
Total equity	244,077
Total liabilities and equity	392,471

(3) Condensed Quarterly Consolidated statements of Changes in Equity

Three-month period ended June 30, 2021

Yen in millions
	Equity attributable to owners of the Company						Non-controlling interests	Total equity
	Share capital	Capital surplus	Retained earnings	Treasury shares	Other component of equity	Total
Balance at April 1, 2021	41,219	42,453	132,429	－	2,177	218,278	22,472	240,750
Profit for the period			6,307			6,307	73	6,380
Other comprehensive income					(180)	(180)	(26)	(206)
Total comprehensive income	－	－	6,307	－	(180)	6,127	47	6,174
Acquisition of treasury shares				(1)		(1)		(1)
Dividends			(2,846)			(2,846)		(2,846)
Transfer	(31,219)	31,219				－		－
Total transactions with owners	(31,219)	31,219	(2,846)	(1)	－	(2,847)	－	(2,847)
Balance at June 30, 2021	10,000	73,672	135,890	(1)	1,997	221,558	22,519	244,077

(4) Condensed Quarterly Consolidated Statements of Cash Flows

Yen in millions
Three-month period ended June 30, 2021
Cash flows from operating activities
Profit before tax	8,433
Depreciation and amortization	4,314
Impairment loss	826
Financial income	(66)
Financial expenses	119
Loss on sale and disposal of property, plant and equipment and intangible assets	(1,989)
Decrease in trade and other receivables	4,560
Decrease in inventories	104
Decrease in trade and other payables	(1,155)
Increase in refund liabilities	1,192
Decrease in provisions	(104)
Increase in other financial liabilities	78
Other	(2,671)
Subtotal	13,641
Interest received	1
Dividends received	65
Interest paid	(149)
Income taxes paid	(2,961)
Cash flows generated from operating activities	10,597
Cash flows from investing activities
Acquisition of property, plant and equipment	(5,089)
Sale of property, plant and equipment	2,808
Acquisition of intangible assets	(1,986)
Other	(184)
Cash flows used in investing activities	(4,451)
Cash flows from financing activities
Net proceeds from short-term borrowings	1,600
Repayments of long-term borrowings	(958)
Payments of lease liabilities	(423)
Dividends paid	(2,846)
Others	(1)
Cash flows used in financing activities	(2,628)
Effect of exchange rate change on cash and cash equivalents	(14)
Net decrease in cash and cash equivalents	3,504
Cash and cash equivalents at beginning of the period	54,269
Cash and cash equivalents at the end of the period	57,773

(5) Selected Notes to Condensed Quarterly Consolidated Financial Statements

(Significant Uncertainty Regarding Going Concern Assumption）

Not applicable

(Key Accounting Policies）

Sawai’s key accounting policies are the same as the “Key Accounting Policies” stated in the securities report filed by Sawai Pharmaceutical Co., Ltd. on June 28, 2021 except for the application of the newly adopted accounting policy described below. Hence, there are no material changes to the key accounting policies applied during the first quarter. Sawai calculated income tax expenses for the three-month period ended June 30, 2021 based on the estimated average annual effective tax rate.

With respect to the accounting policies for leasing, Sawai newly adopted the following sale-and-leaseback accounting policy for financial statements.

For sale and leaseback transactions, Sawai considers when performance obligations have been satisfied in order to confirm whether the transfer of assets should be accounted for as a sale, and is generally considered as such if legal title is transferred to the buyer-lessor and there is no repurchase option on the asset.

If the transfer of the asset is a sale, Sawai derecognizes the underlying asset and recognizes a right-of-use asset arising from the leaseback at the proportion of the previous carrying amount of the asset that relates to the right of use retained. Any gain or loss that relates to the rights transferred to the buyer-lessor is recognized in profit or loss.

(Segment Information）

Sawai’s operating segments are the components for which separate financial information is available, and the Board of Directors as the chief operating decision maker, regularly assesses the financial information in deciding how to allocate resources, measure performance and forecast future periods. Sawai manufactures and sells generic pharmaceutical products with operations in Japan and the United States, each requires differing marketing strategies. Accordingly, Sawai has designated two operating segments, Japan Business segment, and U.S. Business segment.

Three-month period ended June 30, 2021

	Yen in millions
	Operating segment			Adjustments and elimination	Amount recorded in the condensed quarterly consolidated statements of income
	Japan Business	U.S. Business	Total
Segment revenue
Revenue from external customers	43,487	6,999	50,486	－	50,486
Intersegment revenue or transfers	－	－	－	－	－
Total	43,487	6,999	50,486	－	50,486
Segment (operating) profit (loss)	8,091	392	8,483	0	8,483
Finance income					68
Finance expenses					(118)
Profit before tax					8,433

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